RECEIVED

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07021816

Our reference BB/jcd
Date March 2, 2007

SUPPL

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period February 2007 and the Pricing Supplements of February 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Rabobank

Rabobank in business

Rabobank top 3 hardcore sustainable banks

5-2-2007 | Article

Rabobank

Consumers' Association: Rabobank is among the top-3 'hardcore' sustainable banks

Rabobank is a forerunner in the area of handling customers' money consciously and responsibly. This was the conclusion of a study published in the February edition of Consumentengids, the publication of the Dutch Consumers' Association. The study places Rabobank among the top-three 'hardcore' sustainable banks, just behind ASN and Triodos.

The Dutch Consumers' Association closely examined four large and four smaller banks. They studied the way the banks operate in the areas of honest banking, services for the weaker members of society, payments and microcredits.

The association ascertains that none of the banks, with the exception of Triodos Bank and ASN Bank, is completely transparent regarding their investments. Rabobank does, however, comply with the Equator Principles (EP) and the consumers' association commends this as 'an important step towards transparency'. The Equator Principles are a set of international sustainability criteria relating to the environment and social policy.

The consumer association's study places Rabobank in the 'forerunner' category in the field of honest banking. ABN Amro, ING Bank and SNS Bank are categorised as 'average' and Fortis Bank is designated as a 'straggler'.

None of the banks stands out from the others with regard to services for the weaker members of society and payments. The majority of the banks, including Rabobank, are signatories to the Netherlands Bankers' Association's Primary Payment Services Package Covenant. This covenant guarantees that everyone is entitled to open a so-called basic account. Rabobank does, however, once again come to the fore with regard to providing microcredits. The Dutch Consumers' Association expressly notes the knowledge that Rabobank transfers to (smaller) banks that invest in microcredits.

Bio-energy solution to world food dilemma

5-2-2007 | Article

Bio-energy can offer solution to world food dilemma

On the Forum section of the Dutch newspaper, De Volkskrant, January 10th, 2007, Prem Bindraban, a researcher of the Plant Research International (part of University of Wageningen, in the Netherlands) stated that demands for bio-fuel production will lead to shortage of food supply for the poor.

Bindraban also pleaded for a thorough research on whether the demand for Biomass really is the answer to our energy problem and that it will reduce the greenhouse effect and improve the environment.

Responding to Bindraban's argument on the Forum, Daan Dijk from the Rabobank Corporate Social Responsibility department explained that this research has been carried out by research institutes all over the world, NGO's, the European Union, the World Bank and the World Watch Institute, the International Energy Agency and United Nations' Food & Agricultural Organization. But the conclusions differ distinctly from those of Bindraban. One would expect that, Bindraban, as a researcher, would be aware of this.

According to Daan, it is a pity that Bindraban only defined the detrimental consequences of bad forms of bio-energy for nature and the environment. Bindraban's warning is based on projections that bio-mass conversion will lead to food shortages. But these projections are not thoroughly underpinned. By historical evidence, Harvard economist Amartya Sen has convincingly argued that there are far more significant causes of food shortage such as: bad agricultural policies by government bodies, inefficient distribution systems, civil wars and natural disasters. Shortage of income and unemployment are the main reasons for chronic hunger. Through endorsing substantial investments in the bio-energy sector, the poverty cycle can be broken.

The other possible disadvantages of bio-fuel production presented by Bindraban can easily be avoided. Naturally in this situation, agriculture plays an important role. By selecting the right kinds of crops and farming grounds and through more efficient and sustainable cultivation methods, the amount of produce per hectare can be increased. Therefore, we're not facing a dilemma on whether crops should be used for food or energy for both of these needs can be fulfilled by more productive forms of agriculture.

To put this in perspective: replacing a quarter of the global demand for transportation fuel with sugar cane derived bio-ethanol will only claim 17 per cent of the world's farmland, whereas the conversion of soy to bio-diesel would require two times the world's arable land. Moreover the so-called second generation technology that converts the non edible, cellulosic parts of crops into bio-fuel is rapidly developing. Within five to ten years we will expect to be able to convert the inedible parts of plants into bio-ethanol and bio-diesel, which wil make and end to the food-fuel dilemma.

Contrary to Bindraban's negative illustration, bio-energy can strengthen local communities in developing countries. Different from a number of food crops, energy products rarely suffer from trading interference and tariff walls. After all, energy is a world market and with an oil-cost related price. Energy production for local usage or for export saves foreign currency on fossil-energy imports and delivers income that can be used for the much-needed improvement of agricultural productivity.

Daan also emphasised that when cultivated in a sustainable way and carefully promoted, bio-energy can already make a valuable contribution to the world's energy supply without endangering our food supply, nature and the environment. A stringent and well specified policy for bio-energy exporting and importing countries is therefore greatly required.

In the Netherlands, a bio-energy importing country, adequate criteria for sustainable bio-mass production has been established by the Cramer Committee and is broadly supported by the energy industry, NGO's, banks and by the food industry. It is important that similar initiatives in the UK, Belgium, Germany and other countries are underway. These criteria need to be put into practice as soon as possible. In addition, energy conservation remains a high priority in escaping the biomass for food or fuel dilemma.

Read also the Duisenberg Lecture delivered by Louise O. Fresco: Biomass for food or fuel: is there a dilemma.

Rabobank

Rabobank in business

Responsibility with Marine Harvest

12-2-2007 | *Article*

In an effort to set up proper guidelines for reporting on Corporate Social Responsibility issues in the credit process, Rabobank has found fruitful cooperation with aquaculture company Marine Harvest.

Rabobank International Corporate Clients is finishing its preparations for introducing Corporate Social Responsibility (CSR) into the credit process in February 2007. In order to provide analysts and relationship managers with proper guidance on this new and upcoming topic, issue lists have been developed, listing specific CSR issues per sector of industry.

Peter van der Linden, Food & Agri corporates: "We discussed the draft of our Aquaculture policy with Marine Harvest, the world's leading fish farming company, and the leading producer and supplier of farmed salmon in the world." Marit Husa and Graham Look of the Dutch office of Marine Harvest stressed their agreement with the importance of a responsible approach to the business of being a bank: "There is no doubt that identifying the issues, avoiding irresponsible players and encouraging progress in the direction of sustainability is good for the sector as a whole and for every responsible business within it." In their feedback they also emphasised that great care must be taken to have a neutral viewpoint on often very sensitive issues in which non-governmental organisations - such as environmental organisations - and businesses are often in conflict.

In turn, Marine Harvest requested that Rabobank apply its extensive knowledge on CSR reporting by giving feedback on Marine Harvest's own CSR report. Hans Biemans of the Directorate of CSR of Rabobank Nederland was able to do so, specifically emphasising the need for proper communication lines throughout the organisation to enable accurate reporting. Next to this, both Rabobank and Marine Harvest agreed that maintaining active communication lines with non-governmental organisations is critical to the whole process. Keeping an open dialogue with those who are often most critical of your business activities is paramount.

It is Rabobank's opinion that fruitful cooperation such as with Marine Harvest is very beneficial for both sides, and therefore hopes to repeat this process in the near future with other interested companies.

Rabobank

Rabobank in business

New Zealand Farmers to be tested in 2007

13-2-2007 | Article

The same challenges that dominated 2006 will continue to plague New Zealand agriculture in 2007 as high interest rates and input costs, along with a strong New Zealand dollar test the resilience of New Zealand's agricultural and export sectors.

Rabobank's annual New Zealand Agriculture in Focus report says that while global market conditions are favourable for many key commodities, supporting high US dollar commodity prices, the strength of the New Zealand dollar has constrained growth in local farm gate prices.

And with interest rate and currency relief unlikely to materialise before the 2007/08 season, Senior Rabobank New Zealand analyst, Hayley Moynihan says that pressure has been placed on profitability for farmers, processors and exporters alike as input costs continue to rise.

"Cost increases accelerated sharply during 2006, compounding into three years of rising costs since 2003. The fastest growing costs have been fuel and electricity. Land related costs have also moved higher, reflecting the surge in property values during this period," she says.

New Zealand's agriculture sector may also face the prospect of higher average exchange rates over the longer term, with the Reserve Bank signalling that further OCR increases may be required in 2007 to keep a lid on inflation as the domestic economy appears robust and economic growth is expected to firm.

"The coming year is likely to test the stamina and hardiness of New Zealand farmers and exporters with little respite likely from domestic economic conditions," Moynihan says. "The ability to adapt to a changeable, and often harsh, environment is a cornerstone of New Zealand agricultural success and these skills will be required through 2007."

"Despite these challenges, our view remains that the medium to long term prospects for New Zealand agriculture remain positive, underpinned by good demand and supply conditions in key sectors, efficient production systems together with the quality and safety of New Zealand's food and agribusiness products."

Go to Rabobank New Zealand's website to read more.

Rabobank

Rabobank in business

Rebate to help dairy farmers attend Australian Dairy Conference

19-2-2007 | Article

Rabobank Australia is offering a $150 rebate to help dairy farmers attend the Australian Dairy Conference to be held in rural Victoria in the last week of February.

According to Peter Knoblanche, General Manager of Rural Australia, "we acknowledge the current tough times experienced by Australian dairy farmers and we understand that success depends on their ability to optimise opportunities out of adversity."

By offering a rebate, dairy farmers suffering from price pressures greater this year than any other year will be better able to attend the conference where they will be given the opportunity to network, join in debates on global markets and competition, share opinions and innovations. Case studies on how to succeed in the current environment will also be presented.

Wayne Smith, chairman of the organising committee for the Australian Dairy Conference applauds Rabobank's action. "Rabobank is right behind the biggest challenge of the conference – encouraging people off the farms to gain fresh perspectives and new industry information, especially during a time when the forces of drought mean many are less able to attend."

Rabobank is a major sponsor of the conference and is also sponsoring the keynote speaker Osvaldo Capellini, head of strategy at Mastellone Hermanos, Argentina's second largest dairy processor, which processes 18% of the country's total milk production. Capellini will discuss the rise of the dairy industry in Latin America and its implications for Australia.

For more information go to the media release on the Rabobank Australia website

Australia to remain competitive with agricultural powerhouse

19-2-2007 | Article

Brazil's status as an agricultural powerhouse will not threaten the Australian grain sector, provided that it continues to innovate and utilise new technology.

At a presentation to audiences in rural South Australia, Victoria and New South Wales, Ingrid Richardson, senior Rabobank analyst in Sydney, and Rodolfo Hirsch, visiting grains expert from Rabobank's Sao Paolo office, spoke about Brazil's growth prospects and limitations and how that would affect Australia.

According to Richardson, Australia in fact *stands to* benefit indirectly from Brazil's growth in general. "Brazil, alongside China, Russia and India, is predicted to be instrumental in driving economic growth *in the future*", said Richardson. "Without this growth, the future demand for agricultural products would not be so strong and growing demand is essential for supporting agricultural prices."

Hirsch reiterated Brazil's status as the world's leading producer and exporter of coffee, sugar and orange juice and the world's leading exporter of ethanol and beef, but recognised that the country still had room to grow. "Taking into consideration soil, climate and landscape restrictions, much of the Brazilian territory has favourable conditions for agriculture. You can still buy...land much cheaper...and there are 70 million hectares of land that can potentially be cultivated for agriculture."

In contrast, mature agricultural markets such as Australia, the US and the EU were not growing as strongly anymore. "Any growth in agricultural production will need to come from the developing world", said Richardson. "As the world's population is growing, agricultural production needs to continue extending, so tapping into Brazil's potential for growth is essential".

Richardson believes that although Brazil will remain a direct competitor in beef and sugar, in the long term Australia should remain competitive against Brazil because the country has "established markets and high quality produce" and "provided we continue to innovate and maintain high quality standards".

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 6

TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 7 February 2007 (the "Notes") (to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 November 2006)

Issue Price: 100.035 per cent.

(plus 198 days' accrued interest from and including 24 July 2006 to but excluding 7 February 2007)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 5 February 2007.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together, the "**Offering Circular**") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number	6
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 300,000,000
	(ii)	Tranche:	TRY 100,000,000
			(the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 16 November 2006)
5	Issue Price:		100.035 per cent. of the Aggregate Nominal Amount plus 198 days' accrued interest from and including 24 July 2006 to (but excluding) 7 February 2007

6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	7 February 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008
9	Domestic Note: (If Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount:	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in

		the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006, the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 21 September 2006 and the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2007 due 24 July 2008 issued on 16 November 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	<u>**European Economic Area**</u> For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the paragraph in the Offering Circular

under "Plan of Distribution – European Economic Area" shall be replaced with the following:

"In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "**Non-exempt Offer**"), in the period beginning on the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-

exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Note being offered amounts to at least €50,000; or

(f) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any

Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "**Prospectus Directive**" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State."

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition	Not Applicable

14(a):

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.542857, producing a sum of (for Notes not denominated in Euro):	Euro 54,285,700
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 *Listing*

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 7 February 2007
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,130

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 *Notification*

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartosciowych i Gield* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

The Issuer has authorised the use of these Final Terms and the Offering Circular dated 31 May 2006, as supplemented on 30 October 2006, in connection with offers of the Notes to the public in the jurisdictions noted in the paragraph above into which the Offering Circular has been passported or, as the case may be, in which the Offering Circular has been approved, for the period set out in paragraph 12 below.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has

been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	TRY 108,284,383.56 (including 198 days' accrued interest)
(iii)	Estimated total expenses:	TRY 1,515,000 (comprising of TRY 15,000 Joint Lead Managers' expenses and TRY 1,500,000 selling concession and combined management and underwriting commission)

6 Yield

Indication of yield:	17.667 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are *reinvested at the same rate.* The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates (Floating Rate Notes only)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	XS0284920658
	(b) ISIN Code:	XS0260835912

(ii)	(a) Temporary Common Code:	028492065
	(b) Common Code:	026083591
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	30 days from 8 February 2007
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION VERSION

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO.: 1526A

TRANCHE NO.: 2

NZD 100,000,000 6.50 per cent. Notes 2007 due 18 January 2011

(to be consolidated and form a single series with the Issuer's
NZD 200,000,000 6.50 per cent. Notes 2006 due 18 January 2011
issued on 18 January 2006)

Issue Price: 98.195 per cent. (plus 21 days' accrued interest from and including 18 January 2007 to but excluding 8 February 2007)

RBC Capital Markets

ABN AMRO | **UBS Investment Bank**

Bank Vontobel AG | **Credit Suisse** | **Daiwa Securities SMBC Europe** | **Deutsche Bank**

ING Wholesale Banking | **KBC International Group** | **WGZ Bank** | **Zurich Cantonalbank**

The date of these Final Terms is 6 February 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May 2006 and the supplemental Offering Circular dated 30 October 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006 and the supplemental Offering Circular dated 30 October 2006, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, the supplemental Offering Circular dated 8 September 2005 relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004, the supplemental Offering Circular dated 8 September 2005 relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, and the supplemental Offering Circular dated 21 November 2005 relating to an increase of the programme limit to Euro 70,000,000,000. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005, 21 November 2005 and 30 October 2006. The Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005, 21 November 2005 and 30 October 2006 are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	1526A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		New Zealand Dollar ("**NZD**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NZD 300,000,000
	(ii)	Tranche:	NZD 100,000,000 (to be consolidated and form a single series with the Issuer's NZD 200,000,000 6.50 per cent. Notes 2006 due 2011 issued on 18 January 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:		98.195 per cent. of the Aggregate Nominal Amount plus 21 days' accrued interest from and including 18 January 2007 to but

			excluding 8 February 2007
6	Specified Denominations:		NZD 1,000, NZD 10,000 and NZD 100,000
7	(i)	Issue Date:	8 February 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	18 January 2007
8	Maturity Date:		18 January 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 January in each year commencing on 18 January 2008 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 65 per NZD 1,000 in nominal amount, NZD 650 per NZD 10,000 in nominal amount and NZD 6,500 per NZD 100,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	***Zero Coupon* Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Note of NZD 1,000 specified denomination, NZD 10,000 per Note of NZD 10,000 specified denomination and NZD 100,000 per Note of NZD 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NZD 200,000,000 6.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Auckland and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom **Bank Vontobel AG** Geschäftsstelle Luzern Schweizerhofquai 3a Postfach 2265 CH-6002 Luzern Switzerland **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

ING Belgium SA/NV
Avenue Marnix 24
B-1000 Brussels
Belgium

KBC Bank NV
GKD-New Issues
Havenlaan 2
B-1080 Brussels
Belgium

WGZ-Bank AG Westdeutsche Genossenschafts-Zentralbank
Ludwig Erhard Allee 20
D-40227 Düsseldorf
Germany

Zurich Cantonalbank
Bahnhofstrasse 9
CH-8001 Zürich
Switzerland

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	1.40 per cent. selling concession and 0.225 per cent. combined management and underwriting commission, in each case, of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	New Zealand

For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the following paragraph shall be inserted in the Offering Circular under "Plan of Distribution":

No prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "Act"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations

to subscribe for or buy, or sell the Notes, or distribute the prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business, habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the securities regulations and any other applicable laws.

European Economic Area.

For the purposes of this issue of Notes only and not for any other Tranche or Series under the programme, the paragraph in the Offering Circular under "Plan of Distribution – European Economic Area" shall be replaced with the following:

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "**Relevant Member State**"), each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Programme will be required to represent, warrant and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this Offering Circular as completed by the final terms in relation thereto to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of such Notes to the public in that Relevant Member State:

(a) if the final terms in relation to the Notes specify that an offer of those Notes may be made other than

pursuant to Article 3(2) of the Prospectus Directive in that Relevant Member State (a "**Non-exempt Offer**"), in the period beginning on the date of publication of a prospectus in relation to such Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, provided that any such prospectus has subsequently been completed by the final terms contemplating such Non-exempt Offer, in accordance with the Prospectus Directive, and ending on the date specified in such prospectus or final terms, as applicable;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(d) at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(e) at any time if the denomination per Note being offered amounts to at least €50,000; or

(f) at any time in any other

circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes referred to in (b) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of NZD 1.00: Euro 0.540925, producing a sum of (for Notes not denominated in Euro):	Euro 54,092,500
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 8 February 2007 The Notes are to be consolidated and form a single series with the Issuer's NZD 200,000,000 6.50 per cent. Notes 2006 due 2011 issued on 18 January 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,060

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the

Komisja Papierów Wartosciowych i Gield in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NZD 96,570,000 plus NZD 373,972.60 accrued interest
(iii)	Estimated total expenses:	NZD 1,625,000 (comprising selling concession of NZD 1,400,000 and combined management and underwriting commission of NZD 225,000 only)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	7.037 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0285198775 XS0240242619
(ii)	(a) Temporary Common Code: (b) Common Code	028519877 024024261
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	A0GLSA
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	30 days from 8 February 2007
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer

of the net subscription moneys.

Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1289A
TRANCHE NO: 2

CAD 300,000,000 4.00 per cent. Fixed Rate Notes 2007 due 23 September 2010

(to be consolidated and form a single series with the Issuer's CAD 500,000,000 4.00 per cent. Fixed Rate Notes 2005 due 23 September 2010 issued on 23 March 2005)

Issue Price 99.138 per cent.
(plus 150 days' accrued interest from and including 23 September 2006 to but excluding 23 March 2007)

TD Securities

The date of these Final Terms is 16 February 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in the Offering Circular dated 31 May 2006, as supplemented by (i) a supplemental Offering Circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated the Offering Circular dated 31 May 2006 and the supplemental Offering Circulars dated 30 October 2006 and 9 February 2007, which together constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 15 October 2004. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 15 October 2004 and 31 May 2006 and the supplemental Offering Circulars 30 October 2006 and 9 February 2007. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1289A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Canadian Dollar ("CAD")
4	Aggregate Nominal Amount:		
	(i)	Series:	CAD 800,000,000
	(ii)	Tranche:	CAD 300,000,000 (on the Issue Date the Notes will be consolidated and form a single series with the CAD 500,000,000 4.00 per cent. Fixed Rate Notes 2005 due 23 September 2010 issued on 23 March 2005)
5	Issue Price:		99.138 per cent. of the Aggregate Nominal Amount of the Notes plus 150 days' accrued interest from and including 23 September 2006 to but excluding 23 March 2007
6	Specified Denominations:		CAD 1,000
7	(i)	Issue Date:	20 February 2007
	(ii)	Interest Commencement Date:	23 September 2006
8	Maturity Date:		23 September 2010
9	Domestic Note: (if Domestic Note, there will be gross-up for withholding tax)		No

10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum, payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	23 March and 23 September in each year commencing on 23 March 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	CAD 20 per CAD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA) (unadjusted)
	(vi)	Determination Date(s):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	CAD 1,000 per Note of CAD 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable

26	*Final Redemption Amount (Index Linked Redemption Notes)*	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes:	Registered Notes Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the Global Certificate
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	London, Toronto
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.10 per cent. combined management and underwriting commission and selling concession of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
38	Applicable TEFRA exemption:	Not Applicable
39	Additional selling restrictions:	See Annex 1 to these Final Terms for the *additional selling restrictions* which apply in respect of the Notes
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.6543646, producing a sum of (for Notes not denominated in Euro):	EUR 196,309,383.59
43	In the case of Notes listed on the Official Segment of the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these *Final Terms*.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 20 February 2007 The Notes are to be consolidated and form a single series with the Issuers' CAD 500,000,000 4.00 per cent. Notes 2005 due 2010 issued on 23 March 2005 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued under the Programme have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway,

Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany and the *Komisja Papierów Wartosciowych I Gield* in Poland with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save for any commission payable to the Dealer as set out in Item 36(iii), so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	CAD 302,045,506.85 (comprising CAD 297,114,000 plus accrued interest CAD 4,931,506.85)
(iii)	Estimated total expenses	CAD 300,000 combined management and underwriting commission and selling concession only

6 Yield (Fixed Rate Notes Only)

4.261 per cent. semi-annual	This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	CA749770AJ27
(ii)	Common Code:	021510980
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	CDS Clearing and Depository Services Inc. CUSIP: 749770AJ2 See additional information regarding clearing and settlement set out in Annex 2 to these Final Terms
(vii)	Delivery:	Delivery free of payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	The Canada Trust Company, 79 Wellington Street West, 8th floor, TD Waterhouse Tower, Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario M5K 1A2, Canada is appointed as issuing agent and Canadian Paying Agent and Deutsche Luxembourg S.A. as Listing Agent
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable

Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	**Not Applicable**

Annex 1 – Additional Selling Restrictions

For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph shall be inserted in the Offering Circular under "Plan of Distribution".

Canada

The Manager will be required, on behalf of itself and each of its affiliates that participates in the initial distribution of the Notes, to represent, warrant and agree that:

(1) the sale and delivery of any Notes to any purchaser who is a resident of Canada or otherwise subject to the laws of Canada or who is purchasing for a principal who is a resident of Canada or otherwise subject to the laws of Canada (each such purchaser or principal a "**Canadian Purchaser**") by such Manager shall be made so as to be exempt from the prospectus filing requirements and exempt from or in compliance with the dealer registration requirements of all applicable securities laws and regulations, rulings and orders made thereunder and rules, instruments and policy statements issued and adopted by the relevant securities regulator or regulatory authority, including those applicable in each of the provinces and territories of Canada (the "**Canadian Securities Laws**");

(2) where required under applicable Canadian Securities Laws, (i) such Manager is appropriately registered under the applicable Canadian Securities Laws in each province to sell and deliver of the Notes to each Canadian Purchaser that is a resident of, or otherwise subject to the Canadian Securities Laws of, such province, and to whom such Manager sells or delivers any Notes or (ii) such sale and delivery will be made through an affiliate of such Manager that is so registered and agrees to make such sale and delivery in compliance with the representations, warranties, and agreements of the Manager set out in paragraph 39 of the Final Terms;

(3) it will comply with all relevant Canadian Securities Laws concerning any resale of the Notes and will prepare, execute, deliver, and file all documentation required by the applicable Canadian Securities Laws to permit each resale by the Manager of Notes to a Canadian Purchaser;

(4) it will ensure that each Canadian Purchaser purchasing from it (i) has represented to it that such Canadian Purchaser is a resident in and subject to the Canadian Securities Laws of a province or territory of Canada, or is a corporation, partnership, or other entity resident and created in or organised under the laws of Canada or any province or territory thereof, (ii) has represented to such Manager that it is an "accredited investor" as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemption ("**NI 45-106**") and which categories set forth in the relevant definition of "accredited investor" in NI 45-106 correctly and in all respects describes such Canadian Purchaser, and (iii) consents to disclosure of all required information about the purchase to the relevant Canadian securities regulatory authorities;

(5) the offer and sale of the Notes was not made through or accompanied by any advertisement of the Instruments, including, without limitation, in printed media of general and regular paid circulation, radio, television, or telecommunications, including electronic display or any other form of advertising or as part of a general solicitation in Canada;

(6) it has not provided and will not provide to any Canadian Purchaser any document or other material that would constitute an offering memorandum (other than the Canadian Offering Memorandum dated 16 February 2006 prepared in connection with the issue of the Notes (the "**Canadian Offering Memorandum**")) or future oriented financial information within the meaning of applicable Canadian Securities Laws;

(7) it will ensure that each Canadian Purchaser is advised that no securities commission, stock exchange or other similar regulatory authority in Canada has reviewed or in any way passed upon the Canadian Offering Memorandum or the merits of the Notes described therein, nor has any such

securities commission, stock exchange or other similar regulatory authority in Canada made any recommendation or endorsement with respect to, the Notes;

(8) it has not made and it will not make any *written or oral representations* to any Canadian Purchaser:

(i) that any person will resell or repurchase the Notes purchased by such Canadian Purchaser;

(ii) that the Notes will be freely tradeable by the Canadian Purchaser without any restrictions or hold periods;

(iii) that any person will refund the purchase price of the Notes; or

(iv) as to the future price or value of the Notes; and

(9) it will inform each Canadian Purchaser:

(i) that the Issuer is not a "reporting issuer" and is not, and may never be, a reporting issuer in any province or territory of Canada and there currently is no public market in Canada for any of the Notes, and one may never develop;

(ii) that the Notes will be subject to resale restrictions under applicable Canadian Securities Laws; and

(iii) such Canadian Purchaser's name and other specified information will be disclosed to the relevant Canadian securities regulators or regulatory authorities and may become available to the public in accordance with applicable laws.

Annex 2 – Additional Information Regarding Clearing and Settlement

The Global Notes will be deposited with CDS Clearing and Depository Services Inc. ("**CDS**") and held by CDS. Beneficial interests in the Global Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Notes directly through any of CDS (in Canada) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organisations that are participants in such systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("**Canadian Subcustodians**"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, Clearstream, Luxembourg and Euroclear to facilitate the initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to Clearstream, Luxembourg and Euroclear through the CDS accounts of the respective Canadian Subcustodians of Clearstream, Luxembourg and Euroclear.

CDS

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depositary for Securities limited ("**CDS Ltd.**"). After the restructuring, CDS Ltd., founded in 1970, remains the holding company for CDS and two other operating subsidiaries and is Canada's national securities clearing and depositary services organisation. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer-automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("**CDS Participants**") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include the Manager. Indirect access to CDS is available to other organisations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary and Vancouver to centralise securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS Ltd., a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on both the Toronto and Montreal stock exchanges and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and

Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and Clearstream, Luxembourg or Euroclear.

Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS. Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

EXECUTION VERSION

RECEIVED

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 100,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1643A

TRANCHE NO.: 3

EUR 450,000,000 3.750 per cent. Fixed Rate Notes 2007 due 15 September 2009

(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006 and the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006)

Issue Price: 99.050 per cent. (plus 166 days' accrued interest from and including 15 September 2006 to but excluding 28 February 2007)

Morgan Stanley

The date of these Final Terms is 26 February 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006, as supplemented by (i) a supplemental offering circular relating to the Issuer's interim consolidated financial statements for the six months ended 30 June 2006 dated 30 October 2006 and (ii) a supplemental offering circular relating to the increase of the programme limit to Euro 100,000,000,000 dated 9 February 2007 (together, the "**Offering Circular**") which together constitute a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1643A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 2,700,000,000
	(ii)	Tranche:	EUR 450,000,000
			(to be consolidated and form a single series with the Issuer's EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006 and the Issuer's EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006)
5	Issue Price:		99.050 per cent. of the Aggregate Nominal Amount plus 166 days' accrued interest from and including 15 September 2006 to but excluding 28 February 2007
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	28 February 2007

	(ii)	Interest Commencement Date (if different from the Issue Date):	15 September 2006
8	Maturity Date:		15 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.750 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	*Put/Call Options*:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.750 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 September in each year commencing on 15 September 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	EUR 37.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
		Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms.
		Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006 and the EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 1 November 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	*If syndicated, names and addresses of Managers:*	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Morgan Stanley & Co. International Limited
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		**Morgan Stanley & Co. International Limited** 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		Applicable
	(i)	Numbering and letters:	Not Applicable

(ii)	Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 100,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Euronext Amsterdam
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 28 February 2007
(iii) Estimate of total expenses related to admission to trading:	EUR 1,625

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych i Gield* in Poland and the *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 453,399,657.53
(iii)	Estimated total expenses:	None

6 Yield (Fixed Rate Notes Only)

Indication of yield: 4.143 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	(a) Temporary ISIN Code:	XS0289218371
	(b) ISIN Code:	XS0267319761
(ii)	(a) Temporary Common Code:	028921837
	(b) Common Code:	026731976
(iii)	(a) Temporary Fondscode:	07921

	(b) Permanent Fondscode:	15883
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END